VIA EDGAR
April 3, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
On behalf of Match Group, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated March 20, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 and Form 8-K filed January 30, 2024. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff of ten business days from the date of your correspondence in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than April 15, 2024.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Jeanette Teckman, Chief Legal Officer
    Match Group, Inc.
    Richard D. Trusdell, Jr.
    Pedro J. Bermeo
    Davis Polk & Wardwell LLP